UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enliven Marketing Technologies Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92672P108

(CUSIP Number)

Scott K. Ginsburg

DG FastChannel, Inc.

750 W. John Carpenter Freeway, Suite 700

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Joel H. Trotter, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, DC  20004

(202) 637-2200

May 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DG FastChannel, Inc. 94-3140772

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,437,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,437,500

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Includes 10,750,000 shares of common stock and 2,687,500 shares of common stock issuable upon exercise of warrants at $0.45 per share which became exercisable on November 7, 2007.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D (the “Schedule 13D”), filed by DG FastChannel, Inc. (the “Reporting Person”), dated May 7, 2007, relates to the common stock, $0.001 par value (the “Common Stock”), of Enliven Marketing Technologies Corporation, a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 205 West 39th Street, 16th Floor, New York, NY  10018.  The Reporting Person hereby amends and supplements Items 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
The disclosures contained in Item 4 below are incorporated by reference herein.

Item 4.	Purpose of Transaction

As previously reported, the Reporting Person in May 2007 acquired shares of Common Stock for investment purposes and disclosed the intent to:  (i) continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors; (ii) seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company’s affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives; (iii) purchase additional shares of Common Stock or dispose of any and all such shares; (iv) develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company; (v) conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the foregoing matters; (vi) enter into agreements with the Company in connection with such negotiations and proposals; and (vii) potentially formulate plans or make proposals, and take such action with respect to its investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as it may determine.

On May 7, 2008, the Reporting Person, its wholly-owned subsidiary, DG Acquisition Corp. VI. (“DG Acquisition”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to the terms of which, DG Acquisition will merge (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of the Reporting Person.

At the effective time of the Merger, all shares of Common Stock then outstanding (other than Common Stock owned by the Reporting Person) will be converted into the right to receive 0.051 of a share of common stock, par value $0.001 per share, of the Reporting Person.

The Reporting Person and the Company have made customary representations, warranties and covenants in the Merger Agreement, including, among others:  (i) covenants generally requiring the Company to conduct its business prior to the closing of the Merger in the ordinary course consistent with past practice; (ii) subject to the right of the Company’s Board of Directors to exercise its fiduciary duties, covenants restricting the solicitation of competing acquisition proposals, and (iii) covenants relating to (a) the holding of a meeting of the Company’s stockholders to vote upon the Merger and approval of the Merger Agreement and (b) the holding of a meeting of the Reporting Person’s stockholders to vote upon the issuance by the Reporting Person of shares of common stock, par value $0.001 per share, as set forth in, and subject to the terms of, the Merger Agreement.  In addition, the Reporting Person has agreed to vote all of the shares of Common Stock owned by the Reporting Person in favor of the Merger and the Merger Agreement at the meeting of the Company’s stockholders, subject to certain limitations set forth in the Merger Agreement, including if the Company’s Board of Directors withdraws it recommendation or makes a change of recommendation.

Pursuant to the Merger Agreement, each of the Company and the Reporting Person has certain rights to terminate the Merger Agreement and the Merger, including upon recommendation by the Company’s Board of Directors of a Superior Proposal (as defined in the Merger Agreement).  Upon the termination of the Merger Agreement pursuant to specified circumstances set forth in the Merger Agreement, including upon such a change in recommendation, the Company must pay the Reporting Person a termination fee equal to $3,270,465.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is hereby incorporated herein by reference.  The Merger Agreement has been attached to provide investors with information regarding its terms.  It is not intended to provide any other factual information about the Reporting Person, the Company, their respective businesses or the actual conduct of their respective businesses during the period prior to the consummation of the Merger.  Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Reporting Person and the Company, rather than establishing matters of fact.  Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Reporting Person and the Company.

Item 5.	Interest in Securities of the Issuer

The Reporting Person is the beneficial owner of 13,437,500 shares of common stock, constituting approximately 13.2% of the shares of common stock issued and outstanding.  The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of common stock it beneficially owns.

The disclosures contained in Item 4 above are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosures contained in Item 4 above are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
Exhibit 2.1

Agreement and Plan of Merger, dated as of May 7, 2008, by and among DG FastChannel, Inc., DG Acquisition Corp. VI. and Enliven Marketing Technologies Corporation (incorporated herein by reference to Exhibit 2.1 of the Reporting Person’s current report on Form 8K/A, filed on May 12, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2008
Date
/s/ Omar A. Choucair
Signature
Omar A. Choucair Chief Financial Officer
Name/Title

EXHIBIT INDEX

Exhibit Number	Description

2.1

Agreement and Plan of Merger, dated as of May 7, 2008, by and among DG FastChannel, Inc., DG Acquisition Corp. VI. and Enliven Marketing Technologies Corporation (incorporated herein by reference to Exhibit 2.1 of the Reporting Person’s current report on Form 8K/A, filed on May 12, 2008).